LAPSE PROTECTION GUARANTEE RIDER

This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

DEFINITIONS

ADJUSTED PREMIUM AMOUNT - Equal to the total amount of premium paid for the basic policy and any riders, less any unrepaid loans and less any partial surrender amounts.

COVERED DEDUCTION DAY - Any Deduction Day occurring on or after the Rider Issue Date and prior to the Rider Expiry Date.

CUMULATIVE LAPSE PROTECTION PREMIUM - Equal to the Monthly Lapse Protection Premium shown on the Policy Summary multiplied by the number of Covered Deduction Days that have passed since the Rider Issue Date.

BENEFIT

If, on any Covered Deduction Day, the Adjusted Premium Amount equals or exceeds the Cumulative Lapse Protection Premium, then the policy will not lapse on that Covered Deduction Day, even if the Cash Surrender Value is insufficient to pay the Deduction Amount due. Any riders that are in force at the time the Cash Surrender Value is insufficient to pay the Deduction Amount due will not lapse while this Rider is in force. Deduction Amounts that are not paid because this Rider is in force will not be considered unpaid or past due under the policy.

A requested increase in Stated Amount will increase the Monthly Lapse Protection Premium. The addition or deletion of riders and rider benefit amounts may cause the Monthly Lapse Protection Premium to change. We will send You a revised Policy Summary page showing the new Monthly Lapse Protection Premium that must be met to continue this Rider in force. In no event will an increase in the Stated Amount cause this Rider to terminate at a date later than the original Rider Expiry Date.

ISSUE DATE

The Rider Issue Date is the same as the Issue Date of the basic policy unless otherwise shown on the Policy Summary.

CONTEST

When applied to this Rider, the Contest provision will be measured from the Rider Issue Date.

GRACE PERIOD

If, on any Covered Deduction Day, the Adjusted Premium Amount is less than the Cumulative Lapse Protection Premium, We will send You a notice of the action required to keep this Rider in force. If the required action is not taken within 31 days from the date We send the notice, then this Rider will terminate.

TERMINATION

This Rider will terminate on the earliest of:

1. Subject to the Grace Period provision above, the Covered Deduction Day on which the Adjusted Premium Amount is less than the Cumulative Lapse Protection Premium; or

2. the date on which the Death Benefit Option is changed from Option 1 to Option 2; or

3. the Deduction Day following receipt of Your request, In Writing, to terminate this Rider; or

4.   the Expiry Date of this Rider as shown on the Policy Summary; or

5.   policy termination or maturity.

REINSTATEMENT

If this Rider terminates, it cannot be reinstated.